

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2025

Vicky Zhang
Chief Financial Officer
Adlai Nortye Ltd.
c/o PO Box 309, Ugland House
Grand Cayman , KY1-1104
Cayman Islands

     Re: Adlai Nortye Ltd.
         Form 20-F for Fiscal Year Ended December 31, 2023
         File No. 001-41773

Dear Vicky Zhang:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences